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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------
                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

  Transaction Statement Under Section 13(E) of The Securities Exchange Act of
                         1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(E) of The Securities Exchange
                        Act of 1934 Amendment No. 3


                               ----------------
                          RENAISSANCE WORLDWIDE, INC.
                                (Name of Issuer)

                          Renaissance Worldwide, Inc.
                         Registry Holding Company, Inc.
                           Redwood Acquisition Corp.
                                 G. Drew Conway
                       David Maxwell Conway Minors Trust
                         Carly Drew Conway Minors Trust
                       George Andrew Conway Minors Trust
                        Alexander G. Nauman Minors Trust
                        Benjamin A. Nauman Minors Trust
                       The Conway Family Foundation, Inc.
                      (Name of Person(s) Filing Statement)

                               ----------------
                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                               ----------------
                                    75968A10
                     (CUSIP Number of Class of Securities)

                               ----------------
                                 G. Drew Conway
                          Renaissance Worldwide, Inc.
                                52 Second Avenue
                               Waltham, Ma 02451
                                 (781) 290-3000
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                           Copy of Communications To:

          Julio E. Vega, Esq.                    Keith F. Higgins, Esq.
            Bingham Dana LLP                          Ropes & Gray
           150 Federal Street                   One International Place
            Boston, MA 02110                        Boston, MA 02110
             (617) 951-8000                          (617) 951-7000

                           CALCULATION OF FILING FEE

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
                                                                       Amount of
                                                                        filing
Transaction valuation                                                     fee
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
$67,542,542 (*)......................................................   $13,509
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

* For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger, dated as of June 21, 2001, by and among Renaissance Worldwide, Inc., Registry Holding Company, Inc. and Redwood Acquisition Corp., Redwood Acquisition Corp. will merge with and into Renaissance Worldwide, Inc., and each outstanding share of common stock of Renaissance Worldwide, Inc., other than shares held by Registry Holding Company, Redwood Acquisition Corp. and stockholders who are entitled to and have exercised dissenters' rights, will be converted into the right to receive $1.65 in cash. In addition, pursuant to the terms of the Agreement and Plan of Merger, certain outstanding options to purchase common stock with a per share exercise price less than $1.65 will be converted into the right to receive, upon exercise, a cash payment equal to the product of (1) the number of shares underlying such options and (2) the difference between $1.65 and the per share exercise price of such options. Proposed maximum aggregate value of transaction: $67,542,542 (*). The aggregate number of securities to which transaction applies: (i) 40,851,995 shares of common stock, which represents the number of shares outstanding as of July 9, 2001 less shares that will be owned by Registry Holding Company, Inc. and Redwood Acquisition Corp. upon completion of the merger and (ii) outstanding options to purchase an aggregate of 600,000 shares of common stock, all with a per share exercise price less than $1.65, and a per share weighted average exercise price of $1.42, which will be cashed out in connection with the merger.

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   This statement is filed in connection with (check the appropriate box):

   a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

   b. [_] The filing of a registration statement under the Securities Act of 1933.

   c. [_] A tender offer.

   d. [_] None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

   Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

   [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $13,509
     Form or Registration No.:  Schedule 14A
     Filing Party:              Renaissance Worldwide, Inc.
     Date Filed:                July 12, 2001

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                                  INTRODUCTION

   This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Renaissance Worldwide, Inc., a Massachusetts corporation ("Renaissance"), the issuer of the common stock, no par value per share ("Common Stock"), which is the subject of the Rule 13e-3 transaction; Registry Holding Company, Inc., a Delaware corporation ("Registry Holding Company"); Redwood Acquisition Corp., a Massachusetts corporation ("Redwood Acquisition"); G. Drew Conway; David Maxwell Conway Minors Trust; Carly Andrew Conway Minors Trust; George Andrew Conway Minors Trust; Alexander
G. Nauman Minors Trust; Benjamin A. Nauman Minors Trust; and The Conway Family Foundation, Inc. and is the final amendment to the Schedule 13E-3. This
Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of June 21, 2001, by and among Renaissance, Registry Holding Company and Redwood Acquisition (the "Merger Agreement").





Item 15. Additional Information

 Item 1011

   (b) Other Material Information. On October 5, 2001, Renaissance issued a press release announcing the termination of the Merger Agreement and, therefore, Renaissance, Registry Holding Company, Redwood Acquisition, G. Drew Conway, David Maxwell Conway Minors Trust, Carly Drew Conway Minors Trust, George Andrew Conway Minors Trust, Alexander G. Nauman Minors Trust, Benjamin
A. Nauman Minors Trust and The Conway Family Foundation, Inc. will not be proceeding with the going private transaction described in the Schedule 13E-3 filed on July 12, 2001 and as subsequently amended on August 28, 2001 and August 29, 2001.


Item 16. Exhibits

 Item 1016.





(a)(1) Revised Preliminary Proxy Statement filed with the Securities and Exchange Commission on August 28, 2001 (the "Proxy Statement").(1)


(a)(2) Form of Proxy Card filed with the Securities and Exchange Commission along with the Proxy Statement.(1)


(a)(3) Press Release of Renaissance Worldwide, Inc. issued on June 21, 2001.(2)


(a)(4) Press Release of Renaissance Worldwide, Inc. issued on October 5, 2001.


(b)(1) Committment Letter, dated June 15, 2001, by and among J.P. Morgan Business Credit Corp., The Chase Manhattan Bank and G. Conway.(3)


(c)(1) Opinion of Adams, Harkness & Hill, dated June 21, 2001, attached as Annex B to the Proxy Statement.(1)


(c)(2) Materials presented to the special committee and the board in connection with the Opinion of Adams, Harkness & Hill, dated June 21, 2001.(3)


(d)(1) Agreement and Plan of Merger, dated as of June 21, 2001, by and among Renaissance Worldwide, Inc. Registry Holding Company, Inc. and Redwood Acquisition Corp., attached as Annex A to the Proxy Statement.(1)


(d)(2) Support Agreement and Guarantee, dated as of June 21, 2000, by and between Renaissance Worldwide, Inc. and G. Drew Conway.(2)

(f)(1) Sections 85 through 98, inclusive, of Chapter 156B of the General Laws of Massachussetts, attached as Annex C to the Proxy Statement.(1)


----------

(1) Incorporated by reference to the Proxy Statement of Renaissance Worldwide, Inc., as filed with the Securities and Exchange Commission on August 28, 2001.


(2) Incorporated by reference to the Current Report on Form 8-K of Renaissance Worldwide, Inc., as filed with the Securities and Exchange Commission on June 22, 2001.


(3) Incorporated by reference to the Rule 13e-3 Transaction Statement on
    Schedule 13E-3 of Renaissance Worldwide, Inc., as filed with the Securities and Exchange Commission on August 29, 2001.

                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Renaissance Worldwide, Inc.

                                                   /s/ G. Drew Conway
                                          By: _________________________________
                                            Name: G. Drew Conway
                                            Title: President

                                          Registry Holding Company

                                                   /s/ G. Drew Conway
                                          By: _________________________________
                                            Name: G. Drew Conway
                                            Title: President

                                          Redwood Acquisition Corp.

                                                   /s/ G. Drew Conway
                                          By: _________________________________
                                            Name: G. Drew Conway
                                            Title: President

                                                   /s/ G. Drew Conway
                                          _____________________________________
                                            Name: G. Drew Conway

                                          David Maxwell Conway Minors Trust

                                                /s/ Kimberly Gunn Conway
                                          By: _________________________________
                                            Name: Kimberly Gunn Conway
                                            Title: Trustee

                                          Carly Drew Conway Minors Trust

                                                /s/ Kimberly Gunn Conway
                                          By: _________________________________
                                            Name: Kimberly Gunn Conway
                                            Title: Trustee

                                          George Andrew Conway Minors Trust

                                                /s/ Kimberly Gunn Conway
                                          By: _________________________________
                                            Name: Kimberly Gunn Conway
                                            Title: Trustee

                                          Alexander G. Nauman Minors Trust

                                                /s/ Kimberly Gunn Conway
                                          By: _________________________________
                                            Name: Kimberly Gunn Conway
                                            Title: Trustee

                                          Benjamin A. Nauman Minors Trust

                                                /s/ Kimberly Gunn Conway
                                          By: _________________________________
                                            Name: Kimberly Gunn Conway
                                            Title: Trustee

                                          The Conway Family Foundation, Inc.

                                                /s/ Kimberly Gunn Conway
                                          By: _________________________________
                                            Name: Kimberly Gunn Conway
                                            Title: Trustee

   Date: October 30, 2001

                                 EXHIBIT INDEX


 (a)(1) Revised Preliminary Proxy Statement filed with the Securities and
        Exchange Commission on August 28, 2001 (the "Proxy Statement").(1)

 (a)(2) Form of Proxy Card filed with the Securities and Exchange Commission along with the Proxy Statement.(1)

 (a)(3) Press Release of Renaissance Worldwide, Inc. issued on June 21, 2001.(2)
 (a)(4) Press Release of Renaissance Worldwide, Inc. issued on October 5, 2001.

 (b)(1) Commitment Letter, dated June 15, 2001, by and among J.P. Morgan
        Business Credit Corp., The Chase Manhattan Bank and G. Drew Conway.(3)

 (c)(1) Opinion of Adams, Harkness & Hill, dated June 21, 2001, attached as
        Annex B to the Proxy Statement.(1)

 (c)(2) Materials presented to the special committee and the board in connection with the Opinion of Adams, Harkness & Hill, dated June 21,
        2001.(3)

 (d)(1) Agreement and Plan of Merger, dated as of June 21, 2001, by and among Renaissance Worldwide, Inc., Registry Holding Company, Inc. and Redwood
        Acquisition Corp., attached as Annex A to the Proxy Statement.(1)

 (d)(2) Support Agreement and Guarantee, dated as of June 21, 2000, by and between Renaissance Worldwide, Inc. and G. Drew Conway.(2)

 (f)(1) Sections 85 through 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, attached as Annex C to the Proxy Statement.(1)

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(1)  Incorporated by reference to the Proxy Statement of Renaissance Worldwide,
     Inc., as filed with the Securities and Exchange Commission on August 28, 2001.

(2) Incorporated by reference to the Current Report on Form 8-K of Renaissance Worldwide, Inc., as filed with the Securities and Exchange Commission on June 22, 2001.

(3)  Incorporated by reference to the Rule 13e-3 Transaction Statement on
     Schedule 13E-3 of Renaissance Worldwide, Inc., as filed with the Securities and Exchange Commission on August 29, 2001.